Perrystead Dairy LLC

Profit and Loss

January - December 2023

	TOTAL
Income	
SALES	4,653.61
Sales - Discounts	-273.70
Sales - Distributor	71,094.38
Sales - PayPal	2,630.48
Sales - Retail & Online	30,383.00
Sales - Shipping Income	896.13
Sales - Wholesale	19,740.42
Total SALES	**129,124.32**
Total Income	**$129,124.32**
Cost of Goods Sold	
COGS - Merch & Other	1,053.88
COGS - Packaging	11,549.17
COGS - Raw Goods	33,381.92
COGS - Shipping Costs	6,443.21
Cost of Goods Sold	92.93
Supplies & Materials - COGS	254.87
Total Cost of Goods Sold	**$52,775.98**
GROSS PROFIT	**$76,348.34**
Expenses	
ADMINISTRATIVE	
Computer Software and Subscriptions	2,676.04
Dues & subscriptions	1,509.43
Employee Bonus or Stipend	715.00
Insurance	14,364.43
Legal & Professional Services	14,510.93
Meals & Entertainment	1,683.60
Misc Expenses	98.34
Office Supplies & Expenses	2,358.29
Travel	12,787.23
Charging	20.00
Total Travel	**12,807.23**
Total ADMINISTRATIVE	**50,723.29**
Depreciation Expense	25.64
FINANCE	
Bank Charges & Fees	2,213.07
Credit Card Interest Payments	8,699.68
Interest Paid	4,436.01

	TOTAL
MERCHANT FEES	808.29
Bill.com Fees	140.17
Mable Vendor Fees	39.50
Paypal Fees	420.18
QuickBooks Payments Fees	472.73
Shopify Fees (deleted)	844.95
Total MERCHANT FEES	**2,725.82**
Total FINANCE	**18,074.58**
MARKETING	250.00
Advertising & Marketing	1,981.35
Total MARKETING	**2,231.35**
OPERATIONS	
Car & Truck	1,692.27
Lab Testing	3,246.03
Pest Control	1,136.00
Rent & Lease	35,000.00
Repairs & Maintenance	5,960.95
Utilities	1,227.89
Total OPERATIONS	**48,263.14**
PAYROLL EXPENSES	
Payroll Service Expense	792.57
Payroll Wages	114,173.15
Total PAYROLL EXPENSES	**114,965.72**
PAYROLL TAX EXPENSES	27.77
Payroll Tax Paid - ER Federal Unemployment	230.82
Payroll Tax Paid - ER Medicare	1,660.39
Payroll Tax Paid - ER PA Unemployment	1,969.48
Payroll Tax Paid - ER Social Security	7,099.57
Total PAYROLL TAX EXPENSES	**10,988.03**
PLANT EXPENSES	
Cleaning Supplies	1,068.88
Facility Supplies	1,052.95
Job Supplies	6,513.44
Research and Development	109.78
Total PLANT EXPENSES	**8,745.05**
Seminars & Conferences	695.00
SUTA Taxes	68.00

Perrystead Dairy LLC

Profit and Loss

January - December 2023

	TOTAL
Volvo Lease	5,611.00
Total Expenses	**$260,390.80**
NET OPERATING INCOME	**$ -184,042.46**
NET INCOME	**$ -184,042.46**

Perrystead Dairy LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CASH ON HAND	0.00
Cash Over/Short	0.00
Checking - Univest 7468	63,553.47
PayPal Bank	114.01
Venmo - Business	55.19
Total CASH ON HAND	63,722.67
Total Bank Accounts	**$63,722.67**
Accounts Receivable	
Accounts Receivable (A/R)	16,496.30
Total Accounts Receivable	**$16,496.30**
Other Current Assets	
Allowance for Bad Debts	0.00
Due To/From	0.00
Faire/Mable Wholesale - Receivable	0.00
Inventory Asset	0.00
Shopify CC Receivable	0.00
Undeposited Checks	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$80,218.97**
Fixed Assets	
Accumulated Depreciation	-13,487.88
Construction in Progress	0.00
Equipment	144,515.97
Leasehold Improvements	10,434.62
Total Fixed Assets	**$141,462.71**
Other Assets	
PA Grant Receiveable	3,645.81
Total Other Assets	**$3,645.81**
TOTAL ASSETS	**$225,327.49**

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	1,447.85
Total Accounts Payable	**$1,447.85**
Credit Cards	
CREDIT CARDS	
Credit Card - Capital On Tap	3,164.27
Credit Card - Capital One	19,567.47
Credit Card - Chase Ink	7,066.42
Total CREDIT CARDS	**29,798.16**
Total Credit Cards	**$29,798.16**
Other Current Liabilities	
Accrued Expenses	0.00
Due to Member - Yoav	0.00
Gift Card Outstanding	0.00
PAYROLL LIABILITIES	
Payroll - EE Federal Income Tax	246.27
Payroll - EE Medicare	48.71
Payroll - EE Social Security	208.27
Payroll - ER Federal Income Tax	0.00
Payroll - ER Federal Unemployment Tax	20.16
Payroll - ER Medicare	48.71
Payroll - ER PA Unemployment	123.93
Payroll - ER Social Security	208.27
Payroll - PA Unemployment Ins	2.35
Payroll - PA Withholding Tax	103.13
Payroll - Phila City Tax	127.32
Payroll Transfer Account	3,023.10
Total PAYROLL LIABILITIES	**4,160.22**
Shopify Capital	0.00
Total Other Current Liabilities	**$4,160.22**
Total Current Liabilities	**$35,406.23**
Long-Term Liabilities	
Community First Fund Loan	27,750.20
Total Long-Term Liabilities	**$27,750.20**
Total Liabilities	**$63,156.43**

Perrystead Dairy LLC

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
Capital Contributions - Leo	124,394.62
Capital Contributions - Yoav	-5,279.04
ED PAPPAS SAFE EQUITY	250,000.00
Opening Balance Equity	0.00
Owner's Investment	0.00
Owner's Pay & Personal Expenses	-22,902.06
Retained Earnings	0.00
Net Income	-184,042.46
Total Equity	**$162,171.06**
TOTAL LIABILITIES AND EQUITY	**$225,327.49**

Perrystead Dairy LLC

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-184,042.46
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	1,498.73
Allowance for Bad Debts	0.00
Inventory Asset	0.00
PayPal Receivable (deleted)	319.46
Shopify CC Receivable	261.66
Accumulated Depreciation	25.64
Accounts Payable (A/P)	1,447.85
CREDIT CARDS:Credit Card - Capital On Tap	-7,845.11
CREDIT CARDS:Credit Card - Capital One	173.01
CREDIT CARDS:Credit Card - Chase Ink	1,234.17
Due to Member - Yoav	-149.99
Gift Card Outstanding	-185.35
PAYROLL LIABILITIES:Payroll - EE Federal Income Tax	246.27
PAYROLL LIABILITIES:Payroll - EE Medicare	48.71
PAYROLL LIABILITIES:Payroll - EE Social Security	208.27
PAYROLL LIABILITIES:Payroll - ER Federal Income Tax	0.00
PAYROLL LIABILITIES:Payroll - ER Federal Unemployment Tax	20.16
PAYROLL LIABILITIES:Payroll - ER Medicare	48.71
PAYROLL LIABILITIES:Payroll - ER PA Unemployment	123.93
PAYROLL LIABILITIES:Payroll - ER Social Security	208.27
PAYROLL LIABILITIES:Payroll - PA Unemployment Ins	2.35
PAYROLL LIABILITIES:Payroll - PA Withholding Tax	103.13
PAYROLL LIABILITIES:Payroll - Phila City Tax	127.32
PAYROLL LIABILITIES:Payroll Transfer Account	3,023.10
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**940.29**
Net cash provided by operating activities	**$ -183,102.17**
INVESTING ACTIVITIES	
PA Grant Receiveable	-371.36
Net cash provided by investing activities	**$ -371.36**
FINANCING ACTIVITIES	
Community First Fund Loan	371.36
Capital Contributions - Leo	5,371.98
Capital Contributions - Yoav	-52,012.12
ED PAPPAS SAFE EQUITY	250,000.00
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	-22,902.06
Retained Earnings	65,015.14
Net cash provided by financing activities	**$245,844.30**
NET CASH INCREASE FOR PERIOD	**$62,370.77**
Cash at beginning of period	1,351.90

Perrystead Dairy LLC

Statement of Cash Flows
January - December 2023

	TOTAL
CASH AT END OF PERIOD	**$63,722.67**